EXHIBIT 1

Press Release Including 2004 Outlook

straightforward

first quarter 2004

REPORT TO SHAREHOLDERS FOR THE PERIOD ENDED MARCH 31, 2004

Higher crude oil and natural gas production contribute to solid first quarter

FINANCIAL RESULTS IMPACTED BY STRONG CANADIAN DOLLAR

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain prior period comparative amounts have been restated to conform to the current year’s presentation. Certain financial measures referred to in this release are not prescribed by generally accepted accounting principles (GAAP). For a description of these measures, see Non-GAAP Financial Measures in Suncor’s first quarter Management’s Discussion and Analysis.

Suncor Energy Inc. reported first quarter 2004 net earnings of $227 million ($0.48 per common share), compared to $366 million ($0.84 per common share) in the first quarter of 2003. Excluding the effects of unrealized foreign exchange losses on the company’s U.S. dollar denominated long-term debt, 2004 first quarter net earnings were $242 million ($0.52 per common share). Cash flow from operations was $422 million in the quarter, compared to $613 million in the first quarter of 2003.

The decrease in net earnings and cash flow was primarily due to a 15% increase in the Canadian dollar, which reduced the realized sales price for Suncor’s crude oil and natural gas. This more than offset the positive effect of higher benchmark crude oil prices and higher crude oil and natural gas sales volumes.

“Exchange rates and commodity prices will always be variables, but the Suncor strategy is constant – a steady, tightly managed approach to growth and a strong focus

“…the Suncor strategy is constant – a steady, tightly managed approach to growth and a strong focus on operational excellence.”

Rick George  president and chief executive officer

on operational excellence,” said Rick George, president and chief executive officer. “Suncor has consistent production growth and strong demand for its products, which makes our financial outlook very good.”

In addition to the impacts of currency exchange and commodity prices, results were also impacted by a provision for higher oil sands royalty obligations to the Alberta government. During the first quarter, Suncor accrued $62 million ($40 million after-tax), reflecting expected increases in royalty payments.

“The government’s decision regarding oil sands royalties adds extra costs to Suncor’s bottom line, but we will work hard to make sure our long term vision of growth is assured,” said George.

In April, the Alberta government confirmed it would modify Suncor’s royalty treatment, as it does not recognize the company’s in-situ facility as an oil sands expansion project. As a result, royalty payments to the Alberta government are expected to increase during 2004.

“We recognize we have an obligation to pay our fair share and to compensate the province for the resources we develop for Alberta, but we are very disappointed with the government’s decision,” said George. “It feels to us that the rules are changing mid stream, and if so, we may need to re-assess the choices we’ve made on how we deliver on our growth strategy. Suncor has many options and I remain confident we will meet our targets and deliver long-term shareholder value.”

Other factors affecting net earnings in the first quarter of 2004 included a non-cash foreign exchange loss of $15 million on U.S. dollar denominated debt and lower non-cash income tax expense of $53 million related to a 1% reduction in the Alberta corporate income tax rate.

Suncor’s Oil Sands production averaged 219,800 barrels of crude oil per day (bpd), including 5,900 bpd from the company’s Firebag expansion. This compares to a 211,100 bpd average in the first quarter of 2003.

“With cold winter weather, the first quarter is always challenging,” said George. “However, with no major maintenance scheduled this year, we fully expect to achieve our annual production goal of 225,000 to 230,000 barrels per day.”

Oil Sands cash operating costs averaged $12.15 per barrel (excluding Firebag start-up costs) for the first quarter of 2004, compared to an average of $10.85 per barrel in the fourth quarter of 2003, and an average of $12.40 per barrel in the first quarter of 2003.

Natural gas production increased to 197 million cubic feet (mmcf) per day in the first quarter of 2004 from 184 mmcf per day in the same period of 2003, providing a continuing price hedge against Suncor’s internal consumption in a high commodity price environment.

As Suncor invests for future growth, prudent debt management remains a priority. In the first quarter, net debt increased to approximately $2.6 billion, from the 2003 year-end net debt of $2.1 billion. The increase reflects the $493 million redemption of the company’s preferred securities in March.

On April 28, 2004, Suncor’s Board of Directors approved a quarterly dividend increase of 20% to $0.06 per share. “The increase in Suncor’s quarterly dividend provides shareholders with an immediate reward, while we continue to focus on longer-term results,” said George. Suncor has increased its quarterly dividend in each of the last two years.

Suncor’s Board of Directors has also agreed to curtail its existing strategic crude oil hedging program. The strength of the company’s financial position, combined with stable operating costs and a growing production base, reduces the company’s risk to crude oil price volatility. Barring exceptional circumstances, Suncor does not plan to enter into any new strategic crude oil hedging arrangements.

•                        Outlook for 2004

Suncor’s Outlook provides management’s targets for 2004 in certain key areas of the company’s business.

	Year to Date Actual	2004 Full Year Outlook (4)

Oil Sands
Production (bpd)(1)
Mining	213,900	225,000 to 230,000
In-situ	5,900	—
	219,800
Production mix
Light sweet	52%	53%
Diesel	13%	13%
Light sour/bitumen	35%	34%
Realization on crude sales basket	WTI (2) @ Cushing less Cdn$3.05 per barrel	WTI @ Cushing less Cdn$3.00 to $4.00 per barrel
Cash operating costs (3)	$12.15 per barrel	$10.75 to $11.75 per barrel
Natural Gas	197 mmcf/d	190 to 195 mmcf/d
Crude oil and natural gas liquids	3,100 bpd	3,300 bpd

(1) Oil Sands production target for the full year does not reflect bitumen production from the Firebag in-situ operations. In-situ production volumes are expected to increase throughout 2004 with full production expected in 2005. It is not possible to accurately predict production during this period.  Year to date actuals include average Firebag production of approximately 5,900 barrels per day during the first quarter.

(2) WTI – West Texas Intermediate

(3) Cash operating costs outlook assumes a natural gas price of US$5.50 per thousand cubic feet (mcf) of natural gas at Henry Hub. During the first quarter natural gas at Henry Hub averaged US$5.70/mcf. Cash operating costs per barrel are a non-GAAP financial measure. Suncor includes cash operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Readers are directed to the Management’s Discussion and Analysis for further details on the calculation of cash operating costs per barrel.

(4) The 2004 full year outlook has not been modified.

Factors that could potentially impact Suncor’s financial performance and targets over the remainder of the year include:

•          Ongoing volatility in Canadian/U.S. currency exchange rates.

•          Ongoing volatility in global crude oil markets and North American natural gas and synthetic crude oil markets. The impact of additional synthetic crude oil supply periodically introduced to North American markets may also impact Suncor’s realization on its crude oil sales basket.

•          Extreme cold weather in the fourth quarter may negatively impact Oil Sands production, natural gas consumption and transportation of products.

•          Ongoing variability in refining and retail margins.

•          Unscheduled maintenance shutdowns of upgrading, processing and refining operations can increase costs and impact production and sales.

•          Oil sands Crown royalty payments are highly sensitive to, among other factors, changes in crude oil pricing, foreign exchange rates, total capital and operating costs and changes in the allocation of capital expenditures between mining and in-situ operations. Readers are directed to Management’s Discussion and Analysis, “Analysis of Segmented Earnings and Cash Flow - Oil Sands” on page 6.

•          Suncor’s ability to complete future projects both on schedule and on budget. This could be impacted by competition from other projects for skilled labour, increased demands on the Fort McMurray infrastructure (housing, roads, schools, etc.) or higher prices for the products and services required to maintain operations. Suncor continues to address these issues through a comprehensive recruitment and retention strategy, working with the community to determine infrastructure needs, designing Oil Sands expansion to reduce unit costs, seeking strategic alliances with service providers and maintaining a strong focus on engineering, procurement and project management.

•          On April 7, a planned maintenance shutdown, scheduled for completion on May 7, began on a portion of the Sarnia refinery. During the maintenance period, higher product purchases will be required to meet customer commitments.

The foregoing summary contains forward-looking statements. Readers are directed to the Management’s Discussion and Analysis, “Legal Notice – Forward-looking Information” on page 10, which also applies to the forward-looking statements in the summary.